

Mail Stop 3720

February 21, 2017

David K. Heflin
Chief Financial Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

> **Re: National American University Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 5, 2016**
> **File No. 001-34751**

Dear Mr. Heflin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page 86</u>

1.   We note your independent accountant's report does not have the auditor's signature. Please have your auditor sign the report in accordance with Rule 2-02(a) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications